EXHIBIT H

[Form of Notice of Proposed Transactions]

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. 35-___________/ File No. 70-9123

_______________________________________ In the Matter of ENTERGY CORPORATION, ET AL. _______________________________________:

NOTICE OF POST-EFFECTIVE AMENDMENT TO APPLICATION

CONCERNING PROPOSED INCREASE IN GUARANTEE AUTHORITY

Entergy Corporation ("Entergy"), a registered holding company, and its wholly-owned subsidiaries Entergy Enterprises, Inc., Entergy Nuclear, Inc., Entergy Operations Services, Inc., Entergy Global Power Operations Corporation and Entergy Power Operations U.S., Inc., have filed a post-effective amendment to their application-declaration pursuant to Sections 6(a), 7 and 12(b) of the Act and Rules 45, 53 and 54 thereunder.

Pursuant to the Commission's order in this File, dated August 21, 2000 (HCAR No. 27216) (the "August 2000 Order"), Entergy, the other applicants and certain of Entergy's other existing and future subsidiary companies are authorized to issue guarantees to or for the benefit of certain non-utility associate companies, as well as Entergy Power, Inc. ("EPI"), a public utility for purposes of the Act ( collectively, "Non-utility Companies"), from time to time through December 31, 2005, in an aggregate amount (exclusive of certain previously issued and outstanding guarantees) up to $2 billion. In order to further facilitate the development, acquisition and ownership by Entergy of interests in exempt wholesale guarantees, foreign utility companies and other Non-utility Companies, as authorized or permitted under the Act from time to time, to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy and the Non-utility Companies (exclusive of EPI) request authority to issue guarantees to or for the benefit of Non-utility Companies, from time to time through December 31, 2007, in an aggregate amount not to exceed $4 billion at any one time outstanding (including any guarantees previously issued and outstanding under the August 2000 Order) (the "Aggregate Authorization"). As of September 30, 2004, the aggregate amount of guarantees outstanding under the August 2000 Order is approximately $1.1 billion. Entergy requests that the amount of a guarantee shall not reduce the Aggregate Authorization to the extent that the provision of such guarantee is exempt from the Act or is otherwise authorized or permitted by rule or regulation of the Commission issued thereunder.

The application-declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing no later than [___________, 2005], to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the applicants-declarants at the addresses specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application-declaration, as filed or as it may be amended, may be granted and/or permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

[NAME OF SECRETARY]

[Secretary]